Exhibit 21.1

Subsidiaries of Air Water Ventures Limited

Legal Name	Jurisdiction of Incorporation
Air Water Ventures Holdings Limited	Cayman Islands
Air Water Ventures Ltd	United Kingdom
Air Water Units Trading Limited	United Arab Emirates
Air Water Company, LLC	United States
AWC Air Water LLC	United Arab Emirates
A1rwater General Trading Co. L.L.C.	United Arab Emirates